August 2, 2016

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 19, 2016
File No. 333-212064

Dear Ms. Long:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 28, 2016 regarding Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-212064) (the “Form S-3”) filed by Universal Stainless & Alloy Products, Inc. (the “Company”) on July 19, 2016. Set forth below are the Staff’s comments and our responses.

Description of Units, page 18

Description of Depositary Shares, page 19

Legal Opinion, Exhibit 5.1

COMMENT NO. 1:

We note your responses to comments 5 and 6 in our letter dated July 12, 2016. We note that footnotes 4 and 5 of the Calculation of Registration Fee Table, respectively, state that each unit will consist of purchase contracts together with any of the listed securities and that each depositary share will represent an interest in a fractional share or multiple shares of preferred stock. However, pages 18 and 19 of the registration statement and the legal opinion disclose that each unit is comprised of two or more securities and depositary shares will represent an interest in a fractional share of preferred stock. Please revise to make these disclosures consistent.

Ms. Pamela Long

Securities and Exchange Commission

August 2, 2016

RESPONSE:

In accordance with the Staff’s comment, we have revised footnotes 4 and 5 of the Calculation of Registration Fee Table in Amendment No. 2 to the Form S-3.

*        *        *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not asset Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-3, please contact me at 412-257-7662 at your earliest convenience.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Ross C. Wilkin
Ross C. Wilkin
Vice President of Finance, Chief
Financial Officer and Treasurer